Greener Process Systems Inc.

Regulation Crowdfunding Form C- AR

2023 Annual Report

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

Company Name: Greener Process Systems Inc.   ("the Company," "the Issuer")

Address: Research Park at Florida Atlantic University

3651 FAU Boulevard #400, Boca Raton, FL 33431, USA

Website: https://www.greenerprocess.com/

Number of Employees: 6

State of Jurisdiction: Delaware

Date of Inception: May 27, 2021

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Greener Process Systems Inc
_____
Issuer

DocuSigned by:

[signature]
B734C67A59DE46D...
_____
Signature

Matt Sweetwood
_____
Printed Name

CEO
_____
Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

3

DocuSigned by:

B734C67A59DE46D...

Matt Sweetwood

CEO

DocuSigned by:

Enrico Festa

AE5F0D2FC9CB4D7...

Enrico Festa

CTO

DocuSigned by:

BDFE84A5E50D46F...

Maurizio Sole Festa

COO

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Matt Sweetwoord	Director	May 27, 2021 - Present	CEO
Other Position 1 at Issuer		**Period of time**	
CEO		May 01, 2021 - Present	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Luxnow Inc.	Founder	Self Employed	September 01, 2019 - 09, 2020
Insurious LLC	Founder	Self Employed	August 01, 2020 - 12/31/22

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**
Enrico Festa	Director	May 27, 2021 - Present	CTO
Other Position 1 at Issuer		**Period of time**	
CTO		September 11, 2019 - Present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Trimer Global Technologies	Sales and Marketing Advisor	pollution abatement	June 01, 2018 - Present

Full Name	**Current Position and title**	**Dates of Board Service**	**Principal Occupation**
Maurizio Sole Festa	Director	May 27, 2021 - Present	COO
Other Position 1 at Issuer		**Period of time**	

COO	September 11, 2019 - Present		
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Vyu360	Owner & Trusted Board of Directors Member	mobile technology	June 01, 2016 - February 01, 2020

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Matt Sweetwood	CEO	May 01, 2021 - Present		
Other Position 1 at Issuer		**Period of time**		
Director		May 27, 2021 - Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Luxnow Inc.	Founder	Luxury Marketplace		September 01, 2019 - 09, 2020

dc-1132710

Insurious LLC	Founder	Insurance Marketplace	August 01, 2020 - 12/31/22

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Enrico Festa	CTO	September 11, 2019 - Present		
Other Position 1 at Issuer		**Period of time**		
Director		May 27, 2021 - Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Trimer Global Technologies	Sales and Marketing Advisor	pollution abatement		June 01, 2018 - Present

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Maurizio Sole Festa	COO	September 11, 2019 - Present		
Other Position 1 at Issuer		**Period of time**		
Director		May 27, 2021 - Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**

Vyu360	Owner & Trusted Board of Direction Member	mobile technology	June 01, 2016 - February 01, 2020

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of 3/18/24, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power 3/18/24
Matt Sweetwood	33.33%	50%
Enrico Festa	33.33%	50%
Maurizio Sole Festa	33.3%%	0

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Greener Process Systems was initially organized on September 11th, 2019 as a limited liability company as Greener Process Systems LLC, under the laws of the state of Florida. Since then, the company has converted into a C-Corp Greener Process Systems, Inc. and formed in the state of Delaware on May 27th, 2021.

For our current project in Europe, we have set up a subsidiary, Greener Process Systems SRL, 100% owned by Greener Process Systems Inc., to operate in that country in a way that follows all local laws and regulations.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SETH™ systems. Delays or cost overruns in the development of our SETH™ systems and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may never have an operational product or service

It is possible that there may never be an operational SETH™ or IEM Emissions capture systems or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Our Systems May Cause Damage

Our emissions capture systems are placed in heavy industrial scenarios such as over-oceangoing ship exhausts and furnace exhausts. There is a risk that our systems could cause peripheral damage to equipment it is placed on as well as physical injury. This could result in loss, damages and legal action.

Current contracts may not execute.

At the time of this offer, we have existing contracts for our systems and engineering services. There could be unforeseen circumstances whereby these contracts are canceled or we may not be able to fulfill them. This could result in a significant loss of revenue and limit our ability to get timely and needed additional capital. .

Customer Sales and Payment Risk

There is a risk that Greener Process Systems will not be able to sell its systems. Insufficient customers would lead to a reduction in anticipated revenue streams to the company, which could put it in financial jeopardy. In addition, there is a risk that customers will fail to pay the bill for systems or their operations. To the extent that some customers fail to make payments and that these customers are not efficiently replaced with new customers, this could create a shortfall in anticipated revenues.

The Company plans to serve global customers which may require the Company to accept payment in non US currency. Currencies fluctuate for numerous reasons – market confidence, changes in interest rates, geopolitical risk, to name a few reasons. This can work for and against the company – if the Company is paid in Euros, for example, and the Euro weakens vs the US dollar by 3%, the Company will experience a 3% drop in the value of their payment when transferred to US dollars. Currently, the Company's first project is receiving payment into its non-US subsidiary in Euros.

Change in Regulations

Greener Process Systems is subject to legislation and regulation at all levels of government - federal, state, and local - plus internationally given their global business model. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the Greener Process System until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

Greener Process Systems depends on contractors and subcontractors build and maintain performance of our equipment over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or customers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the purchase order agreed to, or future leases, is not paid in a timely manner or at all). Another example might be if other third party vendors, like the installers of systems and equipment, could not fulfill their contracts.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. Some key personnel may have responsibilities outside the company and this may reduce their time spent on Company projects or business.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

COVID-19

COVID-19 continues to have ripple effects in the US and global outlook. Additional variants of Covid continue to develop and not all populations have had full access to vaccines and treatments. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by infusions of Federal spending and historic actions by the Federal Reserve to provide liquidity, neither of which is likely to continue at the same levels in the long term. The Fed may seek to unwind this support. There remains much uncertainty as to how ensuing measures taken by the Fed or governments in response to the Covid pandemic will impact the economy. The lingering effects of COVID-19 create uncertainty around our business model.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the shipping, transport or sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until a future financing or sale of the company, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Securities Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close._If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before its originally publicized Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity if the company raises more equity and your SAFE is still outstanding. . If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You may have no ability to control or influence the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

Valuation Risk

There is no present market for the SAFEs and the Company has set the price. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and customers may pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Risks Related to Intellectual Property

Competitive Advantages from Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property covering our marketed products or our product candidates, our ability to compete will be harmed. Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our marketed products and product candidates. The patent positions of emissions reduction and environmental pollution control companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to. Even if any of our pending or future patent applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Obtaining Patents

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology and/or licensed technology, our financial condition, results of operations and business could be negatively impacted. Our ability to establish, maintain and enforce intellectual property rights with respect to our technology, once successfully developed, which we intend to market, will be a significant factor in determining our future financial and operating performance.

Violations of Intellectual Property Rights

We may face claims that we are violating the intellectual property rights of others.

Although we are not aware of any potential violations of others' intellectual property rights, we may face claims, including from direct competitors, other companies, scientists or research universities, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. If we are successful in developing technologies that allow us to earn revenues and our market profile grows we could become increasingly subject to such claims. We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, we cannot provide any assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any

20

such work-around would be available or technically equivalent to our potential technology. Any claims brought against us alleging that we have violated the intellectual property of others could have negative consequences for our financial condition, results of operations and business, each of which could be materially adversely affected as a result.

Protecting and enforcing our intellectual property rights

Protecting and enforcing our intellectual property rights and combating unlicensed copying and use of our intellectual property can be difficult and expensive. Litigation filed by or against the Company and excessive legal costs could result in insufficient cash available to continue our business objective. Similarly, reductions in the legal protection for our intellectual property rights could adversely affect revenue.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. If the proceeds of a Company sale or other liquidity event do not exceed indebtedness owed by the Company, or the Company's creditor claims, if applicable, then such Company sale or liquidity event may result in a complete loss of your investment. Alternatively, a sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Securities of the Company

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

As of 3/18/24

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights/ Amount
Common Stock	25,000,000	12,681,603	Yes	N/A
SAFE				$15,700

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Only the three largest Principal Security Holders (those holding Common Stock) have all of the voting rights of the Company. Additional shareholders of common stack were added in a previous Crowdfunding raise and their voting rights are assigned to the CEO. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations. SAFE holders likely have limited to no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $15,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a twenty percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering. The offering price for the Securities of this offering has been arbitrarily determined by the Company.

In the future, the Company will retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has the following outstanding material debts.

As of 4/26/23

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms and Information
$470,000	6.5%	April 30, 2025	Due to MSITA Trust

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has conducted a Regulation Crowdfunding offering with StartEngine from 6/21/22 to 11/21/22 with a total raised amount of $44,468.08 via Common Equity at a share price of $1.95 and the below use of proceeds:

"If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

• StartEngine Platform Fees 3.5%

• StartEngine Service Fees 96.5%

Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

• StartEngine Platform Fees 3.5%

• Company Employment 50.0%

Funding will allow us to hire staff for business development, grant research, and additional engineers.

• Operations 20.0%

Funding will be used for general operations such as office, IT, travel, and other related expenses.

• Research & Development 20.0%

As a technology and engineering company we will continue to advance our technologies, developing new prototypes and for new markets.

• Working Capital 6.5%

We must have cash on hand for miscellaneous expenses, to purchase parts for prototypes and emissions system parts and software.."

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Name of Individual: Matthew Sweetwood

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to company

Material Terms: $100,000 Loan to company, no Interest, already paid back.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

As of 3/18/24 the Company has approximately $20,000 cash on hand and has historically generated approximately $120,000 in revenue each of the last 2 years. We are anticipating an approximately $1,000,000 first payment on our EU purchase order in the third quarter of 2024.

How fast will the Company use its current cash resources?

We currently have 5 months cash reserves.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

The Company has a line of credit of approximately $30,000 with Capital One through the use of their Spark Business Credit Card and a similar line through American Express.

Is the Company dependent on the capital resources described above?

We believe the funds of this campaign are not critical to our company operations.

These funds are required to support the expansion and growth of our business.

However, we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. This includes a contract that will execute over the next 18 - 24 months.

Financial Statements and Operation Discussion

	2023(unaudited)	2022(unaudited)	2021(unaudited)
Total Assets:	15830	76549	16427
Cash & Cash Equivalents:	15830	76549	16427
Accounts Receivable:	0	0	0
Short-term Debt:	0	0	0
Long-term Debt:	590000	472500	0
Revenues/Sales:	123481	75265	29941
Cost of Goods Sold:	56584	30598	9223
Taxes Paid:	0	0	0
Net Income:	(143141)	(364258)	8973
# Employees	6	8	10

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future. Comment on any material financial events that have occurred after the period covered by the financial statements]

Greener Process Systems Inc. was formed on May 27, 2021. There was initial funding of $15,000 from founders. Our revenue in 2021 was from engineering consultation and the first payment €23,000 from our €9.2M purchase order.

In 2022, consulting revenue remained the same and we received a loan of $500,000 to continue operations until the second payment (€200,000) of our purchase order. In addition we won a pitch prize of $5,000.

First- -year operations were funded by the investment of founders as well as temporary loans by founders. A substantial loan (with a 3-year payoff) of $500,000 was obtained in May of 2022, which will provide cash for operations for 18 months or more. CEO Matt Sweetwood has loaned the company an additional $100,000 and the Italy Project looks like it will kick off Q2/3 2024. This cash infusion will provide for operations and growth.

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

The Company will be able to begin construction on a company owned revenue generating barge -based SETH™ here in the US or an Industrial based emissions capture solution that we intend on leasing to ports or shipping companies.

Q3 2024 - $1,000,000 expected revenue

Q1 2025 - $1,000,000 expected revenue

2025 - $2,400,000 expected revenue

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

See Appendix 2.

2023 Tax Return Information [Only required for raises at or below $124k]

Total Income	Taxable Income	Total Tax
$123481	$(143141)	$0

The above information is provided from the Company's most recently filed tax returns in 2023.

[Mandatory Principal Executive Officer Certification Language]

I, Matt Sweetwood, certify that:

(1) the financial statements of Greener Process Systems Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Greener Process Systems Inc. included in this Form reflects accurately the information reported on the tax return for Greener Process Systems Inc. filed for the fiscal year ended 12/31/2022.


DocuSigned by:
B734C67A59DE46D...

Matt Sweetwood

CEO

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Financial Statements

Greener Process Systems Inc

Annual Balance Sheet

For the period ending December 31, 2023

As Of:	December 31, 2023	December 31, 2022
Assets		
Bank of America - Checking - 0072	7,759.57	61,922.47
American Express - Checking - 0121	2.67	0.00
Live Oak Bank - Savings -1418	1,075.71	5,010.26
PayPal | USD	0.00	0.00
PayPal | EUR	0.00	0.00
Airwallex - Checking - 4334	246.03	0.00
Airwallex - Checking - 8344 | EUR	918.58	10,325.18
Money in transit	0.00	0.00
Money in transit (outstanding)	5,827.06	0.00
Total Assets	**15,829.62**	**77,257.91**
Liabilities		
American Express - Credit Card - 1009	2,947.92	50.10
Capital One - Credit Card - 3139	1,194.05	5,540.74
Loans from Shareholder - Matt Sweetwood	83,162.00	0.00
Total Liabilities	**87,303.97**	**5,590.84**
Equity		
Retained Earnings	-71,474.35	71,667.07
Total Equity	**-71,474.35**	**71,667.07**

Total Liabilities and Equity	**15,829.62**	**77,257.91**

Profit & Loss

SEE DETAILS →

Jan 1, 2023 to Dec 31, 2023 Group by Month

Total Revenue
$123,537.64

Total Expenses
$272,774.13

Net Profit
-$149,236.49

$40,000
$20,000
$0
-$20,000
-$40,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Contains incomplete books

dc-1132710

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


GREENER PROCESS SYSTEMS INC.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), **GREENER PROCESS SYSTEMS INC.**, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $15,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").   If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Equity Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all Equity Interests issued and outstanding;
● Includes all Converting Securities;

● Includes all (i) issued and outstanding Options and (ii) Promised Options; and

● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Equity Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all Equity Interests issued and outstanding;

● Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

● Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

● Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c)   The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.   *Investor Representations*

(a)   The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b)   The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c)   The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d)   Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e)   All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f)   Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)   Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring <u>prior to the Issuance Date</u>. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.   *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Delaware and agree that venue shall lie exclusively in New Castle County, Delaware.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the **"Indemnified Parties"**), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*):   _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

                _____

Email: _____

Attention: _____

[Subscription Agreement -- Investor Signature Page]

DC-1133162

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

Greener Process Systems Inc.

By: _____

Print Name: **Matt Sweetwood**_____

Title: **CEO**_____

Issuance Date: _____

[Subscription Agreement -- <u>Company Signature Page</u>]

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

-8-

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database.

Type in **Greener Process Systems** in the "company and person lookup" box.

The Company's Offering page that can be found on <u>www.raisegreen.com</u> has a Forum Section for Crowd and Company Live Questions and Answers!

MOFOSAFE11.14.22

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

MOFOSAFE11.14.22